Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: March 20, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 19, 2020 to the Prospectus dated April 11, 2019 and provides information regarding the sale of an additional amount of JPMorgan Chase & Co.’s Fixed-to-Floating Rate Notes due 2031.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2031

Currency:	USD

Reopening Size:	$500,000,000

Total Amount Offered Following Reopening:	$3,000,000,000

Maturity:	March 24, 2031

Fixed Rate Period:	From and including March 24, 2020 to but excluding March 24, 2030

Floating Rate Period:	From and including March 24, 2030 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	1.500% due February 15, 2030

Reoffer Yield:	4.363%

Fixed Rate Coupon:	4.493%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 3.790% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	101.044% of face amount

Proceeds (Before Expenses) to Issuer:	$502,970,000

Interest Payment Dates:	During the Fixed Rate Period, each March 24 and September 24, beginning September 24, 2020 and including March 24, 2030, and during the Floating Rate Period, each of June 24, 2030, September 24, 2030, December 24, 2030 and March 24, 2031.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 24, 2020 and prior to March 24, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 50 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on March 24, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 24, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 19, 2020 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBJ4 / US46647PBJ49

Trade Date:	March 20, 2020

Settlement Date:	March 24, 2020 (T+2)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC

The offered notes are an additional amount of a series of previously offered notes. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously offered. The notes offered hereby will be issued concurrently with the notes previously offered.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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